SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution Relating to Woori Financial Group’s Dividend Payments

On February 6, 2024, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 640 per common share. The record date is February 29, 2024.

Key Details

1. Category of dividends		Year-end dividend
2. Types of dividends		Cash dividend
- Details of dividends in kind		—
3. Dividends per share (KRW)	Common stock	640
	Different classes of stocks	—
- Differential dividends		No
4. Market price-dividend ratio (%)	Common stock	4.5
	Different classes of stocks	—
5. Total amount of dividends (KRW)		481,213,130,240
6. Dividend record date		2024-02-29
7. Scheduled dividend payout date		—
8. Hosting shareholders’ meeting (Y/N)		Yes
9. Scheduled date of shareholders’ meeting		2024-03-22
10. Date of board resolution (decision date)		2024-02-06
- Attendance of outside directors	Present (No.)	6
	Absent (No.)	0
- Attendance of auditors (members of Audit Committee who are not outside directors)		—
11. Other matters to be factored into investment decisions
- The dividend per common share and the total dividend amount for the entirety of FY2023 are KRW 1,000 and KRW 747,302,121,920, respectively, which include previously-paid quarterly dividends of KRW 360 per share, of which KRW 180 was paid in each of the second and third quarters of 2023.
- The above ‘4. Market price-dividend ratio (%)’ excludes the quarterly dividend amounts paid per share in 2023 (KRW 360) and is based on the dividend per share as a percentage of the arithmetic average of the final market prices per share of Woori Financial Group’s shares during the period between the trading day immediately preceding the date listed above as ‘10. Date of board resolution (decision date)’ and the date exactly one week prior to such date.
- The “total amount of dividends” above was calculated based on our outstanding common shares of 751,895,516 shares, which is the current 751,949,461 shares issued less 53,945 treasury shares.
- In accordance with the Korean Commercial Code, the dividend is expected to be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Financial Group.
- The decision to pay the above dividend is subject to the results of an external audit and approval at the annual general meeting of shareholders of Woori Financial Group.

Resolution Relating to Woori Bank’s Dividend Payments

On February 6, 2024, the board of directors of Woori Bank, a wholly-owned subsidiary of Woori Financial Group, passed a resolution recommending a cash dividend of KRW 1,581 per common share. The record date is December 31, 2023.

Key Details

1. Category of dividends		Year-end dividend
2. Types of dividends		Cash dividend
- Details of dividends in kind		—
3. Dividends per share (KRW)	Common stock	1,581
	Different classes of stocks	—
- Differential dividends		No
4. Market price-dividend ratio (%)	Common stock	—
	Different classes of stocks	—
5. Total amount of dividends (KRW)		1,131,996,000,000
6. Dividend record date		2023-12-31
7. Scheduled dividend payout date		—
8. Hosting shareholders’ meeting?		Yes
9. Scheduled date of shareholders’ meeting		2024-03-21
10. Date of board resolution (decision date)		2024-02-06
- Attendance of outside directors	Present (No.)	4
	Absent (No.)	0
- Attendance of auditors (members of Audit Committee who are not outside directors)		Yes
11. Other matters to be factored into investment decisions
- The decision to pay the above dividend is subject to the results of an external audit and approval at the annual general meeting of shareholders of Woori Bank.
- The total number of outstanding shares subject to dividend payment is 716,000,000 shares. - Woori Bank is not listed, and as such, does not calculate a market-price dividend ratio.
- The entirety of the dividend amount is to be paid to Woori Financial Group, which holds all of the common shares of Woori Bank.

- In accordance with the Korean Commercial Code, the dividend is expected to be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.

- The above shareholders’ meeting schedule is subject to change based on Woori Bank’s circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: February 6, 2024	By:	/s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President